UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-12298

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGENCY CENTERS CORPORATION

One Independent Drive, Suite 114

Jacksonville, Florida 32202

(904) 598-7000

Report of Independent Registered Public Accounting Firm

Participants and the Employee Benefits and Retirement Investment Committee

Regency Centers 401(k) Profit Sharing Plan

Jacksonville, FL

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Regency Centers 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

We have served as the Plan's auditor since 2014.

Charlotte, NC

June 28, 2021

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Assets
Investments, at fair value:
Money market funds	$80,934	$112,430
Common/collective trusts	35,933,100	30,132,013
Mutual funds	87,465,573	76,374,667
Self-directed accounts	989,228	726,812
Regency Centers Corporation common stock	4,886,048	8,414,068
Total investments	129,354,883	115,759,990

Receivables:
Notes receivable from participants	959,668	1,105,195
Employer contributions	1,452,577	1,643,872
Dividends	63,666	—
Total receivables	2,475,911	2,749,067
Total assets	131,830,794	118,509,057

Net assets available for benefits	$131,830,794	$118,509,057

See accompanying notes to financial statements.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2020

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$13,246,963
Interest, dividends, and other income	1,433,551
Total investment income	14,680,514

Interest on notes receivable from participants	59,865

Contributions:
Employer	3,525,360
Participants	4,533,461
Rollovers	274,074
Total contributions	8,332,895

Total additions	23,073,274

Deductions from net assets attributed to:
Benefits paid to participants	9,571,212
Administrative expenses	180,325
Total deductions	9,751,537

Net increase	13,321,737

Net assets available for benefits:
Beginning of year	118,509,057
End of year	$131,830,794

See accompanying notes to financial statements.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2020 and 2019

1.	Description of Plan

The following description of the Regency Centers 401(k) Profit Sharing Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a 401(k) and profit sharing defined contribution retirement plan covering all eligible employees of Regency Centers Corporation and its subsidiaries and affiliates (“the Company”), who are at least 18 years of age.  Employees become eligible the first day of the quarter following the employee's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

Each eligible employee is automatically enrolled in the Plan, at a contribution rate of 6% on a pre-tax basis, and becomes a participant of the Plan, unless the employee elects to decline participation within 45 days of his or her eligibility date. Participants who are automatically enrolled but do not make investment elections have their contributions allocated to one of eleven designated Vanguard age-based retirement target date funds until changed by the participant. Additionally, on an annual basis, employee deferrals are automatically increased by 1%, up to a maximum contribution rate of 10%, unless the employee elects to decline. During 2020, participants may contribute up to $19,500 of annual compensation, on a pre-tax or after-tax basis, as defined in the Plan. Participants who are or will attain age 50 before the end of the Plan year may elect to defer additional amounts up to $6,500 (“catch-up contributions”) to the Plan that year.

The Company matches participant contributions equal to 100% of salary deferrals up to a maximum matching amount of $5,000. Participant and employer matching contributions are invested as directed by the participant. The Company may also elect to make a profit sharing contribution to the Plan in the form of cash. During 2020, the Company’s profit sharing contribution totaled $1,452,577, and was paid in March 2021.

A participant may transfer funds from other qualified plans to the Plan. These funds are set up in a separate participant account referred to as a “Participant's Rollover Account.”

(c)	Plan Administration

Under a trust agreement effective October 1, 1999, Wells Fargo Bank, N.A. (“Wells Fargo”) was appointed trustee for the Plan. Wells Fargo also serves as the recordkeeper and asset custodian.  On July 1, 2019, Principal Financial Group (“PFG”) completed its acquisition of the Wells Fargo Bank, N.A. Institutional Retirement & Trust Business.  Wells Fargo Bank, N.A. continues to administer client assets pursuant to a transition services agreement with Plan migration to PFG expected to be completed in June 2021. Under a service agreement effective July 1, 2015, Regions Bank was appointed Investment Manager for the Plan. The Company’s Employee Benefits and Retirement Investment Committee, which is appointed by the Company’s Board of Directors, administers the Plan.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) plan earnings, and (c) discretionary profit sharing contributions. Allocations of the Company’s profit sharing contributions are based on participant earnings, as defined in the Plan document. Allocations of plan earnings for investments other than self-directed accounts are based on participants’ account balances.  Self-directed accounts are credited with the earnings of the specific investments chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

(e)	Notes Receivable from Participants

Participants may borrow from the Plan using their vested account balance as security for the loan. Participant loans are repaid through payroll deductions. The minimum loan amount is $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the participants’ vested account balance. Generally, the term of the loan may not exceed five years; however, if the loan is for the purchase of a primary residence, the Plan may allow for a longer repayment term. A participant may have only one loan outstanding at any time. The interest rate is fixed over the life of the loan based on market rates at loan inception, and the interest paid by the participant is credited back to the participant’s account.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(f)	Investment Options

Participants direct the investment of their participant deferrals, Company matching contributions, and Company profit sharing contributions into various investment options offered by the Plan, including a self-directed account option. Self-directed accounts consist of assets invested at the discretion of Plan participants, within certain guidelines as defined by the Plan.

(g)	Vesting

Participants’ contributions and the Company’s matching contributions to the Plan vest immediately. The Company’s discretionary profit sharing contributions cliff vest at 100% after three years of service. A year of service is defined as at least 1,000 hours of service during a Plan year. Participants immediately vest in all contributions upon reaching normal retirement age of 65 or early retirement age, which is the later of the date of reaching the age of 55 or the date of completion of the third anniversary of Plan participation.

(h)	Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant (or beneficiary) may elect to receive cash in either a lump-sum distribution or installments equal to the value of the participant’s vested interest in his or her account. In addition, for all terminations of service, including those for the reasons mentioned above, a participant may receive a distribution in the form of the Company’s common stock (“distribution-in-kind”) equal to the value of the participant’s vested interest in his or her Regency Centers Corporation common stock fund account. If a participant is entitled to a distribution of more than $200, then he or she may elect whether to receive the distribution or to roll over the distribution to another retirement plan such as an individual retirement account (“IRA”). If the vested interest in the Plan is greater than $1,000 but less than $5,000 and the participant does not elect to receive or roll over the distribution, then the distribution must be rolled over to an IRA. If the vested interest in the Plan is greater than $5,000, the participant must consent to the distribution before it will be made. In-service hardship distributions are permissible under the Plan and follow the Internal Revenue Service (“IRS”) issued regulations.

(i)	Plan Expenses

Participants pay certain fees including (a) investment advisory fees based on participant balances, (b) investment management fees which are fixed quarterly fees to transact investments, and (c) administrative fees to transact new participant loans.  The Plan sponsor also pays certain plan expenses, which are excluded from these financial statements.

(j)	Forfeitures

Forfeitures are allocated in the subsequent year in which the forfeiture occurs to all participants eligible to receive a Company profit sharing contribution, as defined in the Plan document. The amount allocated to each participant is the product of the ratio of his or her compensation to total compensation, multiplied by total forfeitures. During 2020, amounts forfeited in prior years and earnings thereon totaling $77,644 were allocated to participants. At December 31, 2020 and 2019, unallocated forfeitures totaled $111,366 and $77,644, respectively.

(k)	COVID-19 Update

In March 2020, the World Health Organization classified the outbreak of COVID-19 as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy.  As a result, investments held by the Plan experienced increased volatility in their fair value, initially resulting in decreases in the fair value of investments held by the Plan consistent with declines in the broader financial markets.  By December 31, 2020, amid signs of an improving economy, Plan investments had seen improvements in their fair values as the financial markets began to recover.  However, volatility may continue to occur.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act” or the “Act”) was signed into law.  The CARES Act generally allows retirement plan participants to have greater access to their savings if they are impacted by COVID-19, as defined by the Act.  The Plan adopted these provisions which generally expired on or about December 31, 2020.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2020 and 2019

2.	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accrual basis of accounting has been used in preparing the accompanying financial statements in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

(b)	Valuation of Investments and Income Recognition

Investments are carried at fair value which represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements. The net appreciation in fair value of investments includes the gain or loss on investments bought or sold during the year, as well as, the unrealized change in fair value of investments.

One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund (N) (the “Stable Return Fund”), is a common collective trust fund that is indirectly invested in fully benefit-responsive investment contracts. The Stable Return Fund is valued utilizing the Net Asset Value (“NAV”) per share as a practical expedient for fair value, as reported by the manager of the common collective trust fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

(c)	Notes receivable from participants

Notes receivable from participants are recorded at amortized cost plus accrued interest.

(d)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from, net assets during the reporting period. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Risks and Uncertainties

The Plan invests in various investment securities. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments, including the Plan’s investment in the Company’s common stock in which it has a concentration, will occur in the future and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(g)	Recent Accounting Pronouncements

None.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in all employer contributions and earnings thereon. Additionally, the Company may direct benefits to be distributed as soon as practicable or the Trust, created by the Plan, can be continued with benefits distributed as if the Plan had not been terminated.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2020 and 2019

4.	Income Tax Status

The sponsor of the prototype plan, on which this standardized plan is based, received a tax opinion letter from the IRS dated March 31, 2014, which indicates that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“the Code”). Although the Plan has been amended since receiving the determination letter, in the opinion of the Plan administrator and its counsel, the Plan has operated in accordance with the Code and the Plan document and therefore remains qualified and tax exempt.

The Plan recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken based on an assessment of many factors including past experience and interpretations of tax laws applied to the facts of each matter. The Plan is subject to routine audits by taxing jurisdictions.

5.	Parties-in-interest Transactions and Related Party Transactions

Certain Plan investments are units or shares of mutual funds and common collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for administrative and investment services approximated $124,000 for the year ended December 31, 2020. Fees paid by the Plan to the Investment Manager approximated $55,000 for the year ended December 31, 2020.

The Plan also invests in the common stock of the Company from which it earned dividend income of $282,073 during 2020, of which $63,666 is accrued at December 31, 2020.

6.	Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, fair value measurement is determined based on the assumptions that market participants would use in pricing the asset. As a basis for considering market participant assumptions in fair value measurements, the Plan uses a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from independent sources (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the Plan’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).  The three levels of inputs used to measure fair value are as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3:	Unobservable inputs for the asset or liability, which are typically based on the Plan’s own assumptions, as there is little, if any, related market activity.

The valuation techniques attempt to maximize the use of observable inputs and minimize the use of unobservable inputs. The availability of observable market data is monitored to assess the appropriate classifications of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The significance of transfers between levels was evaluated based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2020, there were no transfers in or out of levels 1, 2, or 3.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2020 and 2019

Plan Investments

Money market funds

The assets held in money market funds are valued at the NAV of the underlying funds. The NAV of money market funds are based on quoted prices in an active market and have been classified within Level 1.

Common/collective trusts

The investments held in common/collective trusts are valued at the NAV per unit of the underlying funds. The NAV is used as the practical expedient to estimate fair value and therefore, investments recorded at NAV are not categorized in the fair value hierarchy.  NAV of the collective trust is calculated daily.  Participants’ redemptions of the common/collective trusts are permitted daily with no other restrictions or notice periods and there are no unfunded commitments.

Mutual funds

Shares of mutual funds are valued at the NAV of shares held by the Plan. The NAV of the mutual funds are based on quoted prices in active markets and have been classified within Level 1.

Self-directed accounts

The investments held in self-directed accounts include shares of money market funds and mutual funds valued at the NAV of shares held by the Plan. The NAV of the money market funds and mutual funds are based on quoted prices in active markets and have been classified within Level 1.  The investments held in self-directed accounts also include common stocks with quoted prices in active markets and have been classified within Level 1.

Regency Centers Corporation Common Stock

Equity securities directly held by the Plan consist of common stock of the Company with quoted prices in active markets and have been classified within Level 1.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2020

EIN: 59-3191743

Plan No. 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Units/Shares	(e) Current value
*	Wells Fargo Treasury Plus Money Market Service	Money market funds	80,934	$80,934
*	Wells Fargo Stable Return Fund N	Common/collective trusts	234,480	13,582,012
*	Wells Fargo/BlackRock S&P MidCap Index CIT N	Common/collective trusts	80,243	4,768,064
*	Wells Fargo/MFS Value CIT N	Common/collective trusts	235,215	5,181,102
*	Wells Fargo/T. Rowe Price Institutional LargeCap Growth Managed CIT N	Common/collective trusts	288,532	12,401,922
	American Funds Europacific Growth Fund R6	Mutual funds	54,182	3,754,829
	American Funds New Perspective Fund R6	Mutual funds	158,854	9,613,859
	Cohen & Steers Real Estate Securities Fund Z	Mutual funds	3,065	49,965
	John Hancock Disciplined Value MidCap Fund R6	Mutual funds	207,604	4,839,254
	T. Rowe Price Mid Cap Growth Fund I	Mutual funds	39,008	4,411,028
	Vanguard Developed Markets Index Fund Admiral	Mutual funds	85,756	1,306,064
	Vanguard Explorer Fund Admiral	Mutual funds	2,044	244,672
	Vanguard Institutional Index Fund Institutional	Mutual funds	35,335	11,712,619
	Vanguard REIT Index Fund Admiral	Mutual funds	13,987	1,683,747
	Vanguard Small Cap Index Fund Institutional	Mutual funds	72,869	6,792,804
	Fidelity Balanced Fund	Mutual funds	356,892	10,092,919
	Vanguard Target Retirement Income Fund	Mutual funds	27,928	416,970
	Vanguard Target Retirement 2015 Fund	Mutual funds	4,804	75,574
	Vanguard Target Retirement 2020 Fund	Mutual funds	28,358	972,413
	Vanguard Target Retirement 2025 Fund	Mutual funds	86,104	1,854,671
	Vanguard Target Retirement 2030 Fund	Mutual funds	110,556	4,483,047
	Vanguard Target Retirement 2035 Fund	Mutual funds	81,633	2,058,775
	Vanguard Target Retirement 2040 Fund	Mutual funds	140,602	6,224,436
	Vanguard Target Retirement 2045 Fund	Mutual funds	111,538	3,144,250
	Vanguard Target Retirement 2050 Fund	Mutual funds	146,781	6,671,190
	Vanguard Target Retirement 2055 Fund	Mutual funds	36,139	1,783,079
	Vanguard Target Retirement 2060 Fund	Mutual funds	20,918	911,811
*	Wells Fargo Advantage Core Bond Fund	Mutual funds	324,487	4,367,597
	Self Directed Funds	Self directed funds	322,040	989,228
*	Regency Centers Corporation Common Stock	Common stock	107,003	4,886,048
*	Participant Loans (1)	75 participant loans with interest rates ranging from 4.25% to 6.50% and maturity dates ranging from March 2021 to October 2035		959,668
	Total			$130,314,551

*	Party-in-interest to the Plan
(1)	Participant loans are reported as Notes receivable from participants in the accompanying Statements of Net Assets Available for Benefits.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGENCY CENTERS CORPORATION

June 28, 2021	By:	/s/ J. Christian Leavitt
J. Christian Leavitt, Senior Vice President and Treasurer (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm - Dixon Hughes Goodman LLP